UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 2
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

IPC HOLDINGS, LTD.
(Name of Subject Company (Issuer))
VALIDUS HOLDINGS, LTD.
(Name of Filing Persons (Offeror))

COMMON SHARES, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

G4933P101
(CUSIP Number of Class of Securities)

C. Jerome Dill
Executive Vice President & General Counsel
Validus Holdings, Ltd.
19 Par-La-Ville Road, Hamilton, HM 11 Bermuda
(441) 278-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With Copies to:

W. Leslie Duffy, Esq. John Schuster, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005 (212) 701-3000	Stephen F. Arcano, Esq. Todd E. Freed, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation*:	$1,482,329,499.84	Amount of Filing Fee**:	82,713.99

*	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 56,925,096 IPC Holdings, Ltd. common shares (the sum of (x) 55,948,821 IPC Holdings, Ltd. common shares outstanding as of April 9, 2009 (as reported in the joint proxy/prospectus filed by IPC Holdings, Ltd. and Max Capital Group Ltd. on May 7, 2009) and (y) 976,275 IPC Holdings, Ltd. common shares issuable upon the exercise or vesting of outstanding options, restricted common shares, restricted share units and performance share units, each as of March 31, 2009 (each as reported in the Quarterly Report on Form 10-Q for the three months ended March 31, 2009 of IPC Holdings, Ltd. filed on May 8, 2009 and (ii) the average of the high and low sales prices of IPC Holdings, Ltd. common shares as reported on the NASDAQ Global Select Market on May 7, 2009 ($26.04).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals $55.80 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid	$84,262.55	Form or registration no.:	Schedule 14A
Filing Party:	Validus Holdings, Ltd.	Date Filed:	April 16, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

     This Amendment No. 2 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 12, 2009, as amended by Amendment No. 1 thereto filed on May 14, 2009 (the “Schedule TO”) by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), in connection with the third-party tender offer by Validus to exchange all the issued and outstanding common shares, par value $0.01 per share (the “Shares”) of IPC Holdings, Ltd., a Bermuda exempted company (the “Company”) for 1.2037 Validus voting common shares, par value $0.175 per share (the “Validus Common Shares”) upon the terms and conditions set forth in (1) the Offer to Exchange/Prospectus, dated May 12, 2009 (the “Offer to Exchange”) and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).
ITEMS 1 THROUGH 9, AND ITEM 11.
     All information contained in the Offer to Exchange and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is expressly incorporated herein by reference with respect to Items 1-9 and 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is amended and supplemented by adding the following:
(a)(5)(B)	Press Release, dated May 14, 2009, entitled “Validus Comments on Bermuda Court Proceedings” (incorporated by reference to Exhibit 99.1 to Validus’ Current Report on Form 8-K filed on May 14, 2009).

(a)(5)(C)	Press Release, dated May 14, 2009, entitled “Validus Submits Application to Bermuda Court for Scheme of Arrangement” (incorporated by reference to Exhibit 99.2 to Validus’ Current Report on Form 8-K filed on May 14, 2009).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule TO is true, complete and correct.

VALIDUS HOLDINGS, LTD.
By:	/s/ C. Jerome Dill
	Name:	C. Jerome Dill
	Title:	Executive Vice President & General Counsel
Date: May 14, 2009

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*

(a)(1)(B)	Form of Notice of Guaranteed Delivery*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(2)	Not Applicable

(a)(3)	Not Applicable

(a)(4)	Prospectus/Offer to Exchange*

(a)(5)(A)	Form of Summary Advertisement**

(a)(5)(B)	Press Release, dated May 14, 2009, entitled “Validus Comments on Bermuda Court Proceedings” (incorporated by reference to Exhibit 99.1 to Validus’ Current Report on Form 8-K filed on May 14, 2009)

(a)(5)(C)	Press Release, dated May 14, 2009, entitled “Validus Submits Application to Bermuda Court for Scheme of Arrangement” (incorporated by reference to Exhibit 99.2 to Validus’ Current Report on Form 8-K filed on May 14, 2009)

(b)	Not Applicable

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Incorporated by Reference to Amendment No. 1 to the Validus Registration Statement on Form S-4 filed on May 13, 2009.

**	Previously filed with Schedule TO on May 12, 2009.